UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): September 24, 2026

YS RE RAF I LLC

(Exact name of issuer as specified in its charter)

Delaware	86-3780020
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

245 Fifth Avenue, 21th Floor New York, NY	10016
(Address of principal executive offices)	(Zip code)

(844) 943-5378

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Departure and Appointment of Certain Officers

Effective September 24, 2026, Mitchell Rosen, Chief Executive Officer and a member of the board of managers of YS RE RAF I LLC (the “Company”) resigned from the Company.

Effective September 24, 2026, Ted Yarbrough, a member of the board of managers of the Company resigned from the Company.

The Company’s board of managers has appointed Mitch Caplan to serve as a member of the board of managers and the Company’s Chief Executive Officer, effective immediately. Mr. Caplan will not be compensated for his services as a member of the board of managers or the Company’s Chief Executive Officer.

Mitchell Caplan serves as Chief Executive Officer and Chairman of the Board at Willow Wealth Inc. Mr. Caplan’s career has centered on transforming how financial products are delivered. As CEO of E*TRADE Financial, he helped pioneer the first fully integrated online brokerage platform. He previously led Telebanc, building the largest branchless bank of its time, and Jefferson National, where he developed a technology-driven, tax-deferred investment platform acquired by Nationwide. He joined Willow Wealth’s board in 2021 and became Chairman in 2024. Mitchell holds a J.D. and MBA from Emory University and a B.A. in History from Brandeis University.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on September 25, 2026.

YS RE RAF I LLC

By:	Willow Asset Management LLC, its manager

/s/ Mitchell Caplan
By:	Mitchell Caplan, Chief Executive Officer